Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEARS ENDED APRIL 30, 2004, 2003, 2002, 2001 AND 2000

(in thousands, except ratios)

	Year Ended April 30,
	2004	2003	2002	2001	2000
Fixed Charges:
Interest and amortization of debt issuance costs[1]	$16,856	$13,910	$10,066	$9,374	$8,328
Portion of rental expense representing interest	366	368	371	440	451

Total fixed charges	17,222	14,278	10,437	9,814	8,779
Earnings:
Earnings (loss) from continuing operations[2]	(31,978)	(4,568)	7,822	15,755	20,557

Total earnings plus fixed charges	(14,756)	9,710	18,259	25,569	29,336
Ratio of earnings to fixed charges[3]	—	0.7x	1.7x	2.6x	3.3x

[1]	Interest costs include capitalized interest of $4,516 in 2003, $1,109 in 2002 and $595 in 2001.
[2]	Earnings (loss) from continuing operations represent earnings (loss) before income taxes, equity of income in investees (net), minority interest and cumulative effect of accounting change.
[3]	Earnings as defined were not sufficient to cover fixed charges in the fiscal year ending 2004.